UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 22)*

Star Bulk Carriers Corp.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y8162K121
(CUSIP Number)

Richard Ting
General Counsel & Managing Director
Oaktree Capital Management, L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
OCM Opps EB Holdings, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,439,745

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,439,745

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,439,745

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated assuming 114,195,607 shares of Issuer common stock (“Common Shares”) outstanding based upon information received from the Issuer.

1	NAMES OF REPORTING PERSONS
Oaktree OBC Container Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
522,975

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
522,975

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
522,975

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Calculated assuming 114,195,607 Common Shares outstanding based upon information received from the Issuer.

1	NAMES OF REPORTING PERSONS
Oaktree Opportunities Fund IX Delaware, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,907,589

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,907,589

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,907,589

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Calculated assuming 114,195,607 Common Shares outstanding based upon information received from the Issuer.

1	NAMES OF REPORTING PERSONS
Oaktree Opportunities Fund IX (Parallel 2), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
535,693

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
535,693

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
535,693

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated assuming 114,195,607 Common Shares outstanding based upon information received from the Issuer.

1	NAMES OF REPORTING PERSONS
Oaktree Dry Bulk Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,789,090

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,789,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated assuming 114,195,607 Common Shares outstanding based upon information received from the Issuer.

1	NAMES OF REPORTING PERSONS
Brookfield Oaktree Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,764,528

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,764,528

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,764,528

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated assuming 114,195,607 Common Shares outstanding based upon information received from the Issuer.

1	NAMES OF REPORTING PERSONS
OCM FIE, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
68,535

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,535

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,535

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.06% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated assuming 114,195,607 Common Shares outstanding based upon information received from the Issuer.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
68,535

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,535

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,535

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.06% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated assuming 114,195,607 Common Shares outstanding based upon information received from the Issuer.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,833,063

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,833,063

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,833,063

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated assuming 114,195,607 Common Shares outstanding based upon information received from the Issuer.

1	NAMES OF REPORTING PERSONS
Brookfield Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,764,528

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,764,528

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,764,528

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	Calculated assuming 114,195,607 Common Shares outstanding based upon information received from the Issuer.

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
68,535

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,535

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,535

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.06% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	Calculated assuming 114,195,607 Common Shares outstanding based upon information received from the Issuer.

1	NAMES OF REPORTING PERSONS
BAM Partners Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,764,528

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,764,528

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	Calculated assuming 114,195,607 Common Shares outstanding based upon information received from the Issuer.

This Amendment No. 22 (“Amendment No. 22”) is being filed by the undersigned to amend (i) the Schedule 13D filed by the Reporting Persons (as hereinafter defined) on August 5, 2013 (the “Original 13D”), as amended by Amendment No. 1 thereto filed October 7, 2013, Amendment No. 2 thereto filed December 2, 2013, Amendment No. 3 thereto filed June 18, 2013, Amendment No. 4 thereto filed July 15, 2014, Amendment No. 5 thereto filed January 15, 2015, Amendment No. 6 thereto filed May 20, 2015, Amendment No. 7 thereto filed May 29, 2015, Amendment No. 8 thereto filed September 29, 2016, Amendment No. 9 thereto filed February 6, 2017, Amendment No. 10 thereto filed July 18, 2018, Amendment No. 11 thereto filed November 29, 2018, Amendment No. 12 thereto filed December 18, 2018, Amendment No. 13 thereto filed March 29, 2019, Amendment No. 14 thereto filed June 3, 2019, Amendment No. 15 thereto filed August 14, 2019, Amendment No. 16 thereto filed June 21, 2021, Amendment No. 17 thereto filed July 7, 2021, Amendment No. 18 thereto filed September 27, 2023, Amendment No. 19 thereto filed on October 11, 2023 (“Amendment No. 19”), Amendment No. 20 thereto filed on November 1, 2023 (“Amendment No. 20”), and Amendment No. 21 thereto filed on December 5, 2023 (“Amendment No. 21”), and (ii) the Schedule 13D filed by OCM Opps EB Holdings, Ltd. on April 12, 2024 (the “EB Holdings 13D” and together with the Original 13D as amended, “Schedule 13D”). Each of the foregoing filings on Schedule 13D were filed with respect to the common shares, par value $0.01 per share (the “Common Shares”) of Star Bulk Carriers Corp., a Republic of the Marshall Islands corporation (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Star Bulk Management Inc., 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece. Capitalized terms used but not defined herein shall have the same meanings ascribed to them in the Schedule 13D as amended from time to time and, except as specifically amended by this Amendment No. 22, the Schedule 13D remains in full force and effect.

Item 2.	Identity and Background

(a) – (c), (f)

This Schedule 13D is filed as joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

1.	OCM Opps EB Holdings, Ltd., a Delaware limited, a Cayman Islands limited liability company (“EB Holdings”);
2.	Oaktree OBC Container Holdings LLC, a Cayman Islands limited liability company (“Container”);
3.	Oaktree Opportunities Fund IX Delaware, L.P., a Delaware limited partnership (“Fund IX”);
4.	Oaktree Opportunities Fund IX (Parallel 2), L.P., a Cayman Islands limited partnership (“Parallel 2”);
5.	Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (“Dry Bulk”);
6.	OCM FIE, LLC, a Delaware limited liability company (“OCM FIE,” and together with each of the foregoing, the “Oaktree Holders”);
7.	Brookfield Oaktree Holdings, LLC (f/k/a Oaktree Capital Group, LLC), a Delaware limited liability company (“BOH”);
8.	Oaktree Capital Holdings, LLC (f/k/a Atlas OCM Holdings LLC), a Delaware limited liability company (“OCH”);
9.	Oaktree Capital Group Holdings GP, LLC (“OCGH GP,” and together with BOH and the Oaktree Holders, the “Oaktree Parties”);
10.	Brookfield Corporation, an Ontario corporation (“Brookfield”);
11.	BAM Partners Trust, a trust formed under the laws of Ontario (“BAM”); and
12.	Brookfield Asset Management ULC, a British Columbia corporation (“Brookfield ULC,” and together with Brookfield and BAM, the “Brookfield Parties”).

The principal business address of each of the Oaktree Parties and Covered Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071. The principal business address of each of the Brookfield Parties is Brookfield Place, Suite 100, 181 Bay St. P.O. Box 762, Toronto, Ontario A6 M5J 2T3.

(d) – (e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons, reflected in Annex A attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 (a)-(c), (e) are hereby amended and restated as follows:

(a)	and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. All such beneficial ownership calculations assume 114,195,607 Common Shares outstanding based upon based upon information received from the Issuer. In addition, EB Holdings also directly holds 5,745,000 convertible notes (the “Convertible Notes”) which, if fully converted would relate to 480,685 Common Shares. Upon conversion, the Issuer may elect to settle in cash or shares and, accordingly, the Convertible Notes do not represent a right to acquire, or beneficial ownership of, any Common Shares.

Between May 29, 2024, and July 2,2024 inclusive, EB Holdings, Dry Bulk, Fund IX, and Parallel sold an aggregate of 3,770,421 Common Shares in open market transactions described in further detail in Exhibit 11 hereto. As a result of the trades, the Reporting Persons hold an aggregate 5,217,676 Common Shares, which constitutes 4.6% of the outstanding Common Shares. The reported securities are held by the Reporting Persons as follows:

•	EB Holdings, after giving effect to sales of 1,440,370 Common Shares since the filing of the EB Holdings 13D, is the direct holder of 1,439,745 Common Shares.

•	Container is the direct holder of 522,975 Common Shares.

•
Fund IX, after giving effect to sales of 1,012,492 Common Shares since the filing of Amendment No. 21, is the direct holder of 1,384,614 Common Shares and the general partner of Container, and as such may be deemed to beneficially own an aggregate 1,907,589 Common Shares.

•
Parallel 2, after giving effect to sales of 9,298 Common Shares since the filing of Amendment No. 21 is the direct holder of 12,718 Common Shares and the general partner of Container, and as such may be deemed to beneficially own 535,693 Common Shares.

•	Dry Bulk, after giving effect to sales of 1,308,261 Common Shares since the filing of Amendment No. 21, is the direct holder of 1,789,090 Common Shares.

•	OCM FIE is the direct holder of 68,535 Common Shares.

•	BOH is the indirect manager of Container, Parallel 2, Dry Bulk, and EB Holdings, and as such may be deemed to beneficially own an aggregate 3,764,528 Common Shares.

•	OCH is the indirect manager of OCM FIE, and as such may be deemed to beneficially own an aggregate 68,535 Common Shares.

•	OCGH GP is the indirect manager of BOH and OCH, and as such may be deemed to beneficially own an aggregate 3,833,063 Common Shares.

•	Brookfield is an indirect owner of BOH, and as such may be deemed to beneficially own 3,764,528 Common Shares.

•	Brookfield ULC is an indirect owner of OCH, and as such may be deemed to beneficially own 68,535 Common Shares.

•	BAM is the sole owner of Class B Limited Voting Shares of Brookfield, and as such may be deemed to beneficially own 3,764,528 Common Shares.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

(c)

Except as described herein, the Reporting Persons have not effected any transactions in the Common Stock.

(e)
As of July 2, 2024, the Reporting Persons beneficially own less than 5 percent of the outstanding Common Shares and ceased to have reporting obligations pursuant to Section 13(d) of the Exchange Act.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of July 5, 2024.

Exhibit 11	Market transactions as of July 2, 2024.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2024

OCM OPPS EB HOLDINGS, LTD.

	By:	Oaktree Fund GP I, L.P.
	Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE OBC CONTAINER HOLDINGS, LLC

By:	Oaktree Opportunities Fund IX Delaware, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX (Parallel 2), L.P.
Its:	General Partner

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE OPPORTUNITIES FUND IX DELAWARE, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE OPPORTUNITIES FUND IX (PARALLEL 2), L.P.

By:	Oaktree Opportunities Fund IX GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE DRY BULK HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

BROOKFIELD OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM FIE, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD CORPORATON

By:	/s/Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Managing Director, Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee
By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Dated as of July 5, 2024
OCM OPPS EB HOLDINGS, LTD.

	By:	Oaktree Fund GP I, L.P.
	Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE OBC CONTAINER HOLDINGS, LLC

By:	Oaktree Opportunities Fund IX Delaware, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX (Parallel 2), L.P.
Its:	General Partner

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE OPPORTUNITIES FUND IX DELAWARE, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE OPPORTUNITIES FUND IX (PARALLEL 2), L.P.

By:	Oaktree Opportunities Fund IX GP,L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX GP,Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE DRY BULK HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

BROOKFIELD OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM FIE, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD CORPORATON

By:	/s/Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Managing Director, Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee
By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

EXHIBIT 11

MARKET TRANSACTIONS

Trade Date	Amount Sold	Price or VWAP*	VWAP Price Range
05/29/2024	88,990	$27.14	All trades at $27.14
05/31/2024	67,101	$27.10	All trades at $27.10
06/03/2024	32,761	$26.93	All trades at $26.93
06/04/2024	24,466	$26.64	$26.64-$26.67
06/05/2024	83,462	$26.81	$26.81-$26.83
06/06/2024	110,639	$25.52	$25.50-$25.71
06/07/2024	59,821	$25.60	$25.50-$25.63
06/10/2024	28,129	$25.23	All trades at $25.23
06/20/2024	172,000	$24.77	All trades at $24.77
06/21/2024	122,000.00	$24.07	All trades at $24.07
06/24/2024	139,319.00	$24.05	$24.05-$24.11
06/26/2024	32,186	$24.58	All trades at $24.58
06/27/2024	18,597	$24.38	All trades at $24.38
06/28/2024	42,200	$24.41	All trades at $24.41
07/01/2024	82,897	$24.97	All trades at $24.97
07/02/2024	2,665,853	$24.25	All trades at $24.25

* The prices reported in this Column are the prices or are the volume-weighted average prices net of broker commissions/fees. These shares were purchased in transactions at prices that did not exceed the relevant $1 price range. With respect to the VWAP transactions, the reporting persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.